UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)
The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	BLOCK LISTING SIX MONTHLY RETURN, dated 05 February 2020

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2020

Name of applicant:		Micro Focus International plc
Name of scheme:		Incentive Plan 2005
Period of return:	From:	5 August 2019	To:	4 February 2020
Balance of unallotted securities under scheme(s) from previous return:		6,366,087 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		744,389
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		5,621,698 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2020

Name of applicant:		Micro Focus International plc
Name of scheme:		Sharesave Plan 2006
Period of return:	From:	5 August 2019	To:	4 February 2020
Balance of unallotted securities under scheme(s) from previous return:		183,954 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		183,954 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2020

Name of applicant:		Micro Focus International plc
Name of scheme:		Employee Stock Purchase Plan 2006
Period of return:	From:	5 August 2019	To:	4 February 2020
Balance of unallotted securities under scheme(s) from previous return:		1,028,523 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		25,147
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,003,376 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

BLOCK LISTING SIX MONTHLY RETURN

Date: 5 February 2020

Name of applicant:		Micro Focus International plc
Name of scheme:		Additional Share Grants Programme
Period of return:	From:	5 August 2019	To:	4 February 2020
Balance of unallotted securities under scheme(s) from previous return:		3,062,420 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,062,420 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 05 February 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer